Entheos Technologies, Inc.

888 3rd Street

Suite 1000

Calgary, Alberta, T2P 5C5

Telephone:  (800) 755-5815

By Edgar

February 5, 2010

United States Securities and Exchange Commission

100F Street, NE

Washington, D.C. 20548

Attention: H. Christopher Owings, Assistant Director

Mail Stop 3561

Re:       Entheos Technologies, Inc.--Response To Letter Dated SEC Comment Letter Dated        January 25, 2010 To Amendment No. 4 To The Registration Statement On Form S-1(File No.         333-157829) and Amendment No. 5 Filed In Response Thereto

            I am authorized by Entheos Technologies, Inc. (the “Company”) to submit the following responses on its behalf to your letter of January 25, 2010 (the “January 25th Letter”) setting forth various comments (collectively, the “Staff Comments”) with respect to the Amendment No. 4 to the Company’s Registration Statement on Form S-1. The numbered responses are keyed sequentially to the numbered paragraphs in the January 25th Letter. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed thereto in Amendment No. 5. Page references are to Amendment No. 5 as filed.

Staff Comment:

Compensation of Directors, page 40

1. We reviewed your revised disclosure in response to comment two in our letter dated January 7, 2010 and reissue this comment with respect to your director compensation.

Company Response:

The section of the Registration Statement titled “Compensation of Directors,” under the heading “EXECUTIVE COMPENSATION” has been updated. Please see pages 38-39

Staff Comment:

Selling Stockholders, Page 47

2. We reviewed your responses to comment three in our letter dated January 7, 2010 and reissue the last sentence of that comment.

Company Response:

            The last sentence of the reference comment stated: “Please also advise whether and how you will update the beneficial ownership table to the extent such limitations are waived or amended.”

            Please note that in the event that the Company receives a Change in Beneficial Ownership Limitation Notice indicating that the Warrant Holder has increased the Initial Beneficial Ownership Limitation or if the Company and the Warrant Holders collectively agree to modify, amend or waive the Maximum Beneficial Ownership Percentage the Company, in addition to filing a Form 8-K if applicable, also will file a post effective amendment to the Registration Statement so as to appropriately disclose any such modification, amendment or waiver.  Pending any such post effective amendment being declared effective, sales of the registered shares pursuant to the Prospectus contained therein will be suspended. This undertaking has been disclosed in the registration statement. Please see pages 48 and 51.

Staff Comment:

3. We note that you are registering the sale of 19,350,000 shares. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling stockholders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). As a result, you must fix the price of the shares being offered for the duration of the offering and name your selling stockholders as underwriters. Your indication on the cover page of the prospectus and on page 57 that the "Selling Stockholders and any underwriter, broker-dealer or agent that participates in the sale of the shares Or interests therein may be deemed "underwriters" within the meaning of Section 2(11) of the Securities Act" is insufficient.

If you disagree with our analysis, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the relationship of each selling shareholder with the company, including, among any other relevant factors, an analysis of whether the selling shareholder is an affiliate of the company and whether or not any of the selling shareholders is in the business of buying and selling securities.

Company Response:

            As discussed with the Staff, the number of shares to be registered has been reduced from 19,350,000 to 9,675,000 shares consisting of:

(a)    6,450,000 shares of the shares issued in the Private Placement; and

(b)   3,225,000 shares issuable on exercise of the Series A Warrants at an exercise price of $0.60 per share.

The foregoing is based upon a “public float” of 30,435,322 shares.

            The Company has been advised by each of the Selling Stockholders that (i) he or she, as the case may be, is not in the business of buying and selling securities (other than for his or her own account);  and (ii) is not an “affiliate” of the Company.

The Company hopes that the foregoing adequately addresses all of the Staff’s comments.

Respectfully,

Entheos Technologies, Inc.

By: /s/ Derek Cooper

Derek Cooper, President and Chief Executive Officer

cc. Joseph Sierchio, Esq.